Exhibit 99.3

STEPS TO RECEIVE YOUR ENTITLEMENT

To receive your entitlement, you must complete the following steps:

●	Describe the certificate(s) or DRS Advice(s) being transmitted by filling out the Shareholder Registration Table on page 2 of the Letter of Transmittal. The registration and address must match Odyssey’s records.

●	Review the declaration on pages 2 to 4 of the Letter of Transmittal.

●	Provide share registration and delivery information, as applicable, on page 4 of the Letter of Transmittal.

●	Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder on page 6 of the Letter of Transmittal.

●	If the securities are owned jointly, all owners must sign the Letter of Transmittal (Refer to the signature line for a Joint Holder in Box F on page 7, as well as the instructions for signatures and guarantee of signatures on pages 8 and 9 of the Letter of Transmittal).

●	If the Letter of Transmittal is being signed by anyone other than the current registered holder, supporting documentation demonstrating signing authority must be provided (Refer to #4 in the FAQ below and sections 4 and 5 of the Instructions of the Letter of Transmittal).

●	If the entitlement is to be held at one of Odyssey’s offices for pick up, fill out Box C.

●	If applicable, include your original certificate(s). If your certificate(s) has been lost, stolen, or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded, together with a letter describing the loss. Odyssey will respond with replacement requirements (which may include an Affidavit of Loss and Indemnity Bond).

Once required steps are complete, please send original documents to Odyssey Trust Company, the depositary, at the following address by mail, hand, or courier:

Trader’s Bank Building

702 – 67 Yonge Street

Toronto ON M5E 1J8

Attention: Corporate Actions

FREQUENTLY ASKED QUESTIONS (FAQ)

1.	What is a Registered Shareholder? A registered shareholder is a person or entity who directly owns shares in the company. The registered shareholder will have their name and address filed on the company’s registry.

2.	What is a Medallion Guarantee? It is a special certification stamp that guarantees a signature and authorizes a transfer of securities from one registered holder to another. If your financial institution does not offer Medallion Guarantees, you can request a virtual Medallion by making an appointment through Odyssey by visiting: www.odysseytrust.com/ca- en/help.

3.	What is an Eligible Institution? It is a Canadian Schedule I Chartered Bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada, members of the Canadian Investment Regulatory Organization, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.	What is Signing Authority? Where someone executes the Letter of Transmittal other than the registered shareholder or where the shares are registered to an entity, it must be accompanied by satisfactory evidence of the representative’s authority to sign on behalf of the registered holder or entity. Examples of these documents include Corporate Resolutions, Partnership/Trustee Agreements, proofs of guardianship, Powers of Attorney, Estate Documentation, etc. Note: Documents demonstrating authority must be dated within the last 6 months.

THIS LETTER OF TRANSMITTAL IS FOR USE BY COMMON SHAREHOLDERS OF VEREN INC. ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING VEREN INC., WHITECAP RESOURCES INC. AND SECURITYHOLDERS OF VEREN INC.

IN ORDER TO BE EFFECTIVE, THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, ODYSSEY TRUST COMPANY. IT IS IMPORTANT THAT SHAREHOLDERS VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN. THE DEPOSITARY OR YOUR BROKER OR OTHER FINANCIAL ADVISOR CAN ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

LETTER OF TRANSMITTAL

FOR HOLDERS OF COMMON SHARES
OF VEREN INC.

Please read the instructions set out below (the “Instructions”) and the joint management information circular of Whitecap Resources Inc. (“Whitecap”) and Veren Inc. (“Veren”) dated March 28, 2025 (the “Information Circular”) carefully before completing this letter of transmittal (this “Letter of Transmittal”).

TO:	VEREN INC.
AND TO:	WHITECAP RESOURCES INC.
AND TO:	ODYSSEY TRUST COMPANY (THE “DEPOSITARY”), AS DEPOSITARY

This Letter of Transmittal is for use by registered holders of common shares (“Veren Shares”) of Veren in connection with the business combination (the “Business Combination”) to be completed by way of a plan of arrangement (the “Plan of Arrangement”) under section 193 of the Business Corporations Act (Alberta) involving Veren, holders of Veren Shares (the “Veren Shareholders”), holders of certain incentive awards of Veren, and Whitecap pursuant to a business combination agreement dated March 9, 2025 (the “Business Combination Agreement”), a copy of which is attached as Appendix C to the Information Circular.

Veren Shareholders whose Veren Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should immediately contact such person to arrange for the deposit of their Veren Shares. Under the Business Combination, Veren Shareholders will exchange their Veren Shares for common shares of Whitecap (“Whitecap Shares”) on the basis of 1.05 Whitecap Shares for each Veren Share. Capitalized terms used but not defined in this Letter of Transmittal shall have the respective meanings given to them in the Information Circular.

Veren Shareholders will not receive the Direct Registration System advice statements (“DRS Advices”) representing the Whitecap Shares to which such Veren Shareholders are so entitled under the Business Combination until they submit their certificate(s), if applicable, representing Veren Shares to the Depositary along with a duly completed and executed Letter of Transmittal, or a manually executed facsimile hereof, and such other documents as may be required by the Depositary.

The Depositary or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see the cover or back page of this document for addresses and telephone numbers relating to the Depositary).

Veren Shareholders should be aware that there may be tax considerations applicable to them with respect to the Business Combination under Canadian, United States and other tax laws. Certain of such tax considerations are summarized in the Information Circular; however, such summary is not intended to be legal or tax advice, and Veren Shareholders should consult their own tax advisors as to the tax consequences to them of the Business Combination with respect to their particular circumstances.

From and after the Effective Time, certificates and DRS Advices formerly representing Veren Shares shall represent only the right to receive the consideration to which the former holders of Veren Shares are entitled pursuant to the Business Combination.

ALL VEREN SHAREHOLDERS MUST COMPLETE BOX D, “STATUS AS U.S. SHAREHOLDER” AND SHOULD COMPLETE AND SUBMIT EITHER AN IRS FORM W-9 OR THE APPROPRIATE IRS FORM W-8 IF THEY ARE NOT A U.S. SHAREHOLDER. SEE SECTION 11 OF THE INSTRUCTIONS.

STEP 1: DESCRIBE THE CERTIFICATE(S) OR DRS ADVICE(S) BEING TRANSMITTED

All Veren Shareholders must complete this Step.

The undersigned registered Veren Shareholder hereby delivers to the Depositary the enclosed certificate(s), if applicable, representing Veren Shares to be exchanged for DRS Advice(s) representing Whitecap Shares in accordance with the Business Combination as described in the Information Circular.

SHAREHOLDER REGISTRATION TABLE
Certificate Number(s) or DRS Advice Holder Account Number	Name in Which Veren Shares are Registered	Number of Veren Shares Deposited

TOTAL

(if space above is not sufficient, please attach a signed list in the form above)

☐	Some or all of the certificates representing Veren Shares have been lost, stolen or destroyed (check box if applicable). Please review section 8 of the Instructions for the procedure to obtain the Whitecap Shares.

STEP 2: MAKE THE FOLLOWING DECLARATION

(to be evidenced by your signature in Box F)

The undersigned:

1.	represents and warrants that: (a) the undersigned is the registered and legal owner of the above listed Veren Shares and has good title to the rights represented by the above mentioned certificate(s) or DRS Advice(s) representing Veren Shares, free and clear of all liens, charges, encumbrances, claims and equities, together with all rights and benefits; (b) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver such certificate(s) or DRS Advice(s) representing the Veren Shares in accordance with the Business Combination and that, when the Whitecap Shares are received for such Veren Shares, none of Veren, Whitecap or any successors thereto will be subject to any adverse claim in respect of such Veren Shares; (c) all information inserted into this Letter of Transmittal by the undersigned is true, complete and accurate; (d) the Veren Shares have not been sold, assigned or transferred nor has any agreement been entered into to sell, assign or transfer any such deposited Veren Shares to any other person; and (e) the undersigned will not transfer or permit to be transferred any of the deposited Veren Shares other than in connection with the Business Combination;

2.	acknowledges that the covenants, representations and warranties of the undersigned herein contained shall survive the completion of the Business Combination;

3.	represents and warrants that the Veren Shares listed above represent all of the Veren Shares owned by the undersigned that are registered in the same name of the undersigned;

4.	acknowledges receipt of the Information Circular;

5.	irrevocably constitutes and appoints each director and officer of each of Veren and Whitecap and any other person designated by Veren or Whitecap in writing, the true and lawful agent and attorney of the certificate(s) or DRS Advice(s) representing the Veren Shares in the name of and on behalf of the undersigned, to do such acts or take such actions with respect to the exchange of the certificate(s) or DRS Advice(s) representing the Veren Shares for the DRS Advice(s) representing Whitecap Shares in accordance with the Business Combination (such power of attorney being deemed to be an irrevocable power coupled with an interest);

6.	directs the Depositary to issue or cause to be issued DRS Advice(s) representing Whitecap Shares to which the holder of such certificate(s) or DRS Advice(s) representing the Veren Shares is entitled pursuant to the Business Combination in the name indicated below and to send the DRS Advice(s) representing Whitecap Shares to the address, or hold the same for pickup, as indicated in this Letter of Transmittal;

7.	acknowledges that Veren, Whitecap and the Depositary shall be entitled to deduct and withhold from any amounts payable (including from any Whitecap Shares issuable) to any former Veren Shareholder such amounts (whether in cash or Whitecap Shares) as Veren, Whitecap, or the Depositary reasonably determines is required to deduct or withhold with respect to such payment under the Income Tax Act (Canada) or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes, as having been paid or delivered to the former Veren Shareholder in respect of which such deduction and withholding was made, provided that such deducted or withheld amounts (or net proceeds therefrom) are timely remitted to the appropriate governmental authority. The Veren Shareholder acknowledges and agrees that any of Veren, Whitecap or the Depositary are hereby authorized to sell or otherwise dispose of any Whitecap Shares issuable pursuant to the Business Combination as is necessary to provide sufficient funds to Veren, Whitecap or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of Veren, Whitecap or the Depositary shall be liable to any person for any deficiency in respect of any proceeds received, and Veren, Whitecap or the Depositary, as applicable, shall notify such former Veren Shareholder thereof and remit to such former Veren Shareholder any unapplied balance of the net proceeds of such sale;

8.	covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of the certificate(s) or DRS Advice(s) representing the Veren Shares for the DRS Advice(s) representing Whitecap Shares;

9.	acknowledges that all authority conferred, or agreed to be conferred, by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

10.	by virtue of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Veren Shares deposited pursuant to the Business Combination will be determined by Whitecap in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on Veren, Whitecap, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

11.	acknowledges that it has consulted or has had the opportunity to consult its own tax advisor with respect to the potential tax consequences to it of the Business Combination;

12.	by reason of the use by the undersigned of this Letter of Transmittal in the English language, the undersigned acknowledges that he, she or it is deemed to have required that any contract evidenced by the Business Combination as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En utilisant une version anglaise de cette lettre d’envoi, le soussigné est réputé avoir exigé que tout contrat attesté par l’Arrangement, tel qu’il est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais;

13.	acknowledges that, if the Business Combination is completed, the deposit of Veren Shares pursuant to this Letter of Transmittal is irrevocable;

14.	acknowledges that if the Business Combination is not completed, the Business Combination Agreement is terminated or Veren or Whitecap terminate their obligations thereunder pursuant to its terms, the undersigned directs the Depositary to return the enclosed certificate(s) or DRS Advice(s), as applicable, to the address of the Veren Shareholder indicated below by first class mail;

15.	acknowledges that Veren and/or Whitecap may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to: (i) stock exchanges, including the TSX and NYSE, or securities regulatory authorities; (ii) the Depositary; (iii) any of the parties to the Business Combination; (iv) legal counsel to any of the parties to the Business Combination; and (v) as otherwise required by any applicable Law; and

16.	acknowledges that the delivery of the Veren Shares shall be effected, and the risk of loss of such Veren Shares shall pass, only upon proper receipt thereof by the Depositary.

STEP 3: PROVIDE REGISTRATION AND DELIVERY INSTRUCTIONS

All Veren Shareholders must complete this Step.

The Depositary, Whitecap and Veren are hereby authorized and directed to cause the DRS Advice(s) representing Whitecap Shares which the registered Veren Shareholder is entitled to receive in accordance with the terms of the Plan of Arrangement to be registered in the name of the undersigned (unless alternative registration is required in the manner set forth below), which shall be sent by mail to the address specified or held for pick up, if so indicated.

BOX A	BOX B
REGISTRATION INSTRUCTIONS	DELIVERY INSTRUCTIONS
(See section 2 of the Instructions)	(See section 2 of the Instructions)

Register the Whitecap Shares to:	Deliver the Whitecap Shares to the name and address specified below (unless BOX C is checked):
Name:___________________________________________________________
(please print)	In the Name of_________________________________________________
(please print)
Address:_________________________________________________________
________________________________________________________________	Address:______________________________________________________
________________________________________________________________	_____________________________________________________________
(include postal or zip code)	_____________________________________________________________
(include postal or zip code)
Social Insurance Number:____________________________________________

*If the registration in Box A differs from the registration as it appears on the register of holders of Veren Shares, Box E must also be completed.

If neither Box A nor Box B is completed, DRS Advice(s) representing Whitecap Shares issued in exchange for the Veren Shares will be issued in the name of the registered holder as such name appears on the register of holders of Veren Shares and, unless Box C is checked, mailed to the address as is shown on the register maintained by Veren.

BOX C

HOLD FOR PICK-UP

Hold for pick-up at the office of the Depositary where the Veren Shares were deposited:

☐ Calgary ☐ Toronto ☐ Vancouver

BOX D

STATUS AS U.S. SHAREHOLDER

TO BE COMPLETED BY ALL VEREN SHAREHOLDERS BY SELECTING ONE BOX BELOW

(See section 11 of the Instructions)

Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any holder of Veren Shares who is (i) an individual who is a citizen or resident alien of the United States, (ii) a corporation (including an entity taxable as a corporation for U.S. federal income tax purposes) or partnership (or other pass-through entity taxable as a partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of its source or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

☐	The person signing this Letter of Transmittal represents that he/she/it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐	The person signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

IF YOU (I) ARE A U.S. SHAREHOLDER, (II) ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER OR (III) PROVIDE A U.S. ADDRESS ON THIS LETTER OF TRANSMITTAL, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING ON AMOUNTS PAYABLE TO YOU IN CONNECTION WITH OR FUTURE DISTRIBUTIONS ON WHITECAP SHARES RECEIVED PURSUANT TO THE BUSINESS COMBINATION, YOU MUST COMPLETE AND SUBMIT TO THE DEPOSITARY THE INTERNAL REVENUE SERVICE (“IRS”) FORM W-9 INCLUDED BELOW OR OTHERWISE PROVIDE ACCEPTABLE EVIDENCE THAT YOU ARE EXEMPT FROM BACK-UP WITHHOLDING, AS PROVIDED IN SECTION 11 OF THE INSTRUCTIONS.

EACH HOLDER OF VEREN SHARES SHOULD CONSULT ITS OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH AN IRS FORM W-9, IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING, OR IS REQUIRED TO FURNISH AN IRS FORM W-8 (OR OTHER APPLICABLE IRS FORM). PLEASE SEE SECTION 11 OF THE INSTRUCTIONS FOR MORE INFORMATION. THE APPROPRIATE IRS FORM W-8, W-9 OR ANY OTHER APPLICABLE IRS FORM CAN BE OBTAINED FROM THE IRS WEBSITE AT WWW.IRS.GOV.

BOX E	BOX F
SIGNATURE GUARANTEE	SIGNATURE
(If required under section 4 of the Instructions)	All Veren Shareholders must complete and sign below.

______________________________________________	Dated:_________________________________________
Authorized Signature of Guarantor(if required under sections 3 or 4 of the Instructions)
______________________________________________
______________________________________________	Signature of Veren Shareholder or Authorized Representative
Name of Guarantor (please print or type)	(see sections 3 and 5 of the Instructions)

______________________________________________	______________________________________________
Address of Guarantor (please print or type)	Signature of any Joint Holder

______________________________________________
Name of Veren Shareholder (please print or type)

______________________________________________
Name of Authorized Representative, if applicable (please print or type)

______________________________________________
Address of Veren Shareholder

______________________________________________
Telephone Number of Veren Shareholder or Authorized
Representative

______________________________________________
*Email Address of Veren Shareholder or Authorized
Representative

______________________________________________
Social Insurance Number or U.S. Resident Taxpayer
Identification Number (must be provided)

*By providing an email address, the undersigned consents to electronic delivery by the Depositary.

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	In order to be eligible to receive the DRS Advice(s) representing Whitecap Shares, this Letter of Transmittal (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificate(s), if applicable, representing Veren Shares and all other required documents, must be received by the Depositary at one of its offices specified on the cover or back page of this document. In order to receive the Whitecap Shares under the Business Combination for the deposited Veren Shares, it is recommended that the foregoing documents be received by the Depositary at an address set forth on the cover or last page of this Letter of Transmittal as soon as possible.

(b)	The method used to deliver this Letter of Transmittal and any accompanying certificate(s), if applicable, representing Veren Shares and all other documents that may be required by the Depositary is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary at one of its offices specified on the cover or back page of this Letter of Transmittal. It is recommended that the necessary documentation be hand delivered to the Depositary, at its office specified on the cover or back page of this Letter of Transmittal, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained and a return receipt requested.

2.	Registration and Delivery Instructions

The box entitled “Registration Instructions” must be completed by all Veren Shareholders. One of the boxes entitled “Delivery Instructions” or “Hold for Pick-Up” must also be completed or checked, as applicable. In the event that the boxes entitled “Registration Instructions” and “Delivery Instructions”, as applicable, are not completed by a holder of Veren Shares, the DRS Advice(s) representing Whitecap Shares to be registered to such holder shall be registered in the name of such holder as such name appears on the register of holders of Veren Shares and unless the box entitled “Hold for Pick-up” is checked, shall be delivered to the address otherwise indicated by the holder, or where no such address is indicated, to the holder’s latest address appearing on the register of holders of Veren Shares. See also section 4 “Guarantee of Signatures” below.

3.	Signatures

(a)	This Letter of Transmittal must be completed and signed by the Veren Shareholder or by such Veren Shareholder’s duly authorized representative (in accordance with section 5 “Fiduciaries, Representatives and Authorizations” below) under Box F.

(b)	If this Letter of Transmittal is signed by the registered owner(s) of the certificate(s) or DRS Advice(s) representing Veren Shares, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) or DRS Advice(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) or DRS Advice(s) are owned by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Veren Shares or if the DRS Advice(s) representing Whitecap Shares are to be issued to a person other than the registered holder(s):

(i)	such deposited certificate(s) representing Veren Shares must be endorsed or such Letter of Transmittal must be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) or DRS Advice(s) representing Veren Shares and must be guaranteed as noted in section 4 “Guarantee of Signatures” below.

4.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Veren Shares, or if the DRS Advice(s) representing Whitecap Shares to be issued is to be registered in a name other than the name of the registered owner(s) of the Veren Shares, such signature must be guaranteed by a Medallion Guarantee, an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I Chartered Bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada, members of the Canadian Investment Regulatory Organization, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

A “Medallion Guarantee” is a special certification stamp that guarantees a signature and authorizes a transfer of securities from one registered holder to another. If your financial institution does not offer Medallion Guarantees, you can request a virtual Medallion Guarantee by making an appointment through Odyssey by visiting: www.odysseytrust.com/ca-en/help.

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Any of Veren, Whitecap or the Depositary, at their sole discretion, may require additional evidence of such person’s authority or additional documentation.

6.	Direct Registration System

Whitecap Shares to be issued pursuant to the Business Combination will be issued in the Direct Registration System, or DRS. The DRS is a system that allows you to hold your Whitecap Shares in “book-entry” form without having a physical share certificate issued as evidence of ownership. Instead, your Whitecap Shares will be held in your name and registered electronically in Whitecap’s records, which will be maintained by its transfer agent, Odyssey Trust Company, as transfer agent (“Odyssey”). The Direct Registration System eliminates the need for shareholders to safeguard and store certificates, it avoids the significant cost of a surety bond for the replacement of, and the effort involved in replacing, physical certificate(s) that might be lost, stolen or destroyed and it permits/enables electronic share transactions.

Upon completion of the Business Combination you will receive initial DRS Advice(s) acknowledging the number of Whitecap Shares you hold in your DRS account. Each time you have any movement of Whitecap Shares into or out of your DRS account, you will be mailed an updated DRS Advice. You may request DRS Advice(s) at any time by contacting Odyssey.

At any time you may request a share certificate for all or a portion of the Whitecap Shares held in your DRS account. Simply contact Odyssey with your request. A share certificate for the requested number of Whitecap Shares will be sent to you by first class mail upon receipt of your instructions, at no cost to you.

For more information, please contact Odyssey at (587) 885-0960 or toll-free within US and Canada at 1 (888) 290-1175.

7.	Miscellaneous

(a)	No Veren Shareholder shall be entitled to receive any consideration with respect to Veren Shares held by the Veren Shareholder other than the consideration to which such holder is entitled to receive under the Business Combination and, for greater certainty, no such holder will be entitled to receive any interest, dividend, premium or other payment in connection therewith.

(b)	If the space on this Letter of Transmittal is insufficient to list all certificates or DRS Advices representing Veren Shares, additional certificate numbers and the number of Veren Shares represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(c)	If Veren Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal must be signed for each different registration.

(d)	No alternative, conditional or contingent deposits will be accepted. All depositing Veren Shareholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(e)	The holder of the Veren Shares that are the subject of this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(f)	Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at any of their offices at the addresses listed on the cover or back page of this document. A copy of this Letter of Transmittal is available under Veren’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

8.	Lost Certificates

If any certificate which immediately prior to the Effective Time represented an interest in one or more outstanding Veren Shares has been lost, stolen or destroyed, upon satisfying such reasonable requirements as may be imposed by Whitecap and the Depositary in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Business Combination (and any dividends or distributions with respect thereto) as determined in accordance with the Business Combination, deliverable in accordance with such holder’s Letter of Transmittal. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Whitecap, Veren and their respective transfer agents in such form as is satisfactory to Whitecap, Veren and their respective transfer agents, and shall indemnify Whitecap, Veren and their respective transfer agents, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

9.	Fractional Shares

No fractional Whitecap Shares will be issued under the Business Combination. In the event that a Veren Shareholder would otherwise be entitled to a fractional Whitecap Share, the number of Whitecap Shares issued to such Veren Shareholder will be rounded up to the next whole number of Whitecap Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next whole number of Whitecap Shares if the fractional entitlement is less than 0.5. In calculating fractional interests, all Veren Shares registered in the name or beneficially held by such Veren Shareholder, or its nominee(s), will be aggregated.

10.	Cessation of Rights

Subject to any applicable laws relating to unclaimed personal property, any certificate or DRS Advice formerly representing Veren Shares that is not deposited, together with all other documents required under the Plan of Arrangement, on or before the last Business Day before the third anniversary of the Effective Date, and any right or claim by or interest of any kind or nature, including the right of a former Veren Shareholder to receive DRS Advice(s) representing Whitecap Shares to which such holder is entitled pursuant to the Business Combination, shall terminate and be deemed to be surrendered and forfeited to Whitecap for no consideration, together with all entitlements to dividends, distributions and interest thereon. In such case, such Whitecap Shares shall be returned to Whitecap for cancellation.

11.	Important Tax Information for Veren Shareholders that are U.S. Shareholders or that Provide a U.S. Address

Under current U.S. federal income tax law, amounts received by a U.S. Shareholder in connection with the Business Combination or distributions (including dividends) on the Whitecap Shares received by a U.S. Shareholder pursuant to the Business Combination may be subject to U.S. backup withholding, currently at a rate of 24%. Such backup withholding may also apply to a Veren Shareholder that is not a U.S. Shareholder if such Veren Shareholder provides an address in the United States in Box A or Box B of this Letter of Transmittal. To avoid backup withholding on any such proceeds or future distributions, each Veren Shareholder that is a U.S. Shareholder or to whom the previous sentence applies must timely provide the Depositary with the Shareholder’s correct taxpayer identification number (“TIN”) on IRS Form W-9, attached hereto (or available from the IRS website at http://www.irs.gov), or otherwise establish a basis for exemption from backup withholding. Certain holders of Veren Shares (including, among others, corporations and certain non-U.S. persons) are exempt from these U.S. backup withholding requirements provided that such holders provide the applicable certification establishing such exemption. U.S. persons that are exempt U.S. Shareholders should furnish their TIN, provide the applicable codes in the box labeled “Exemptions,” and sign, date and send to the Depositary the IRS Form W-9. Veren Shareholders that are not U.S. Shareholders, including entities, may qualify as exempt recipients by submitting to the Depositary a completed IRS Form W-8BEN, W-BEN-E, or other applicable form, signed under penalties of perjury, attesting to that Veren Shareholder’s non-U.S. status. The applicable IRS Form W-8 can be obtained from the IRS website at http://www.irs.gov.

If backup withholding applies, the Depositary is required to withhold on any consideration received by a Veren Shareholder pursuant to the Business Combination. Backup withholding is not an additional tax. A holder subject to the backup withholding rules will be allowed a credit of the amount withheld against such holder’s U.S. federal income tax liability, and, if backup withholding results in an overpayment of tax, such holder may be entitled to a refund, provided the requisite information is furnished to the IRS in a timely manner.

Form **W-9**
(Rev. March 2024)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give form to the requester. Do not send to the IRS.

Before you begin. For guidance related to the purpose of Form W-9, see *Purpose of Form*, below.

Print or type. See *Specific Instructions* on page 3.

1 Name of entity/individual. An entry is required. (For a sole proprietor or disregarded entity, enter the owner's name on line 1, and enter the business/disregarded entity's name on line 2.)

2 Business name/disregarded entity name, if different from above.

3a Check the appropriate box for federal tax classification of the entity/individual whose name is entered on line 1. Check only **one** of the following seven boxes.

☐ Individual/sole proprietor ☐ C corporation ☐ S corporation ☐ Partnership ☐ Trust/estate

☐ LLC. Enter the tax classification (C = C corporation, S = S corporation, P = Partnership) . . . . . ______

Note: Check the "LLC" box above and, in the entry space, enter the appropriate code (C, S, or P) for the tax classification of the LLC, unless it is a disregarded entity. A disregarded entity should instead check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ______

3b If on line 3a you checked "Partnership" or "Trust/estate," or checked "LLC" and entered "P" as its tax classification, and you are providing this form to a partnership, trust, or estate in which you have an ownership interest, check this box if you have any foreign partners, owners, or beneficiaries. See instructions . . . . ☐

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) ______

Exemption from Foreign Account Tax Compliance Act (FATCA) reporting code (if any) ______

(Applies to accounts maintained outside the United States.)

5 Address (number, street, and apt. or suite no.). See instructions.

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN*, later.

Note: If the account is in more than one name, see the instructions for line 1. See also *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number
☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number
☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and, generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here | **Signature of U.S. person** | **Date**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9*.

What's New

Line 3a has been modified to clarify how a disregarded entity completes this line. An LLC that is a disregarded entity should check the appropriate box for the tax classification of its owner. Otherwise, it should check the "LLC" box and enter its appropriate tax classification.

New line 3b has been added to this form. A flow-through entity is required to complete this line to indicate that it has direct or indirect foreign partners, owners, or beneficiaries when it provides the Form W-9 to another flow-through entity in which it has an ownership interest. This change is intended to provide a flow-through entity with information regarding the status of its indirect foreign partners, owners, or beneficiaries, so that it can satisfy any applicable reporting requirements. For example, a partnership that has any indirect foreign partners may be required to complete Schedules K-2 and K-3. See the Partnership Instructions for Schedules K-2 and K-3 (Form 1065).

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS is giving you this form because they

Cat. No. 10231X Form **W-9** (Rev. 3-2024)

Form W-9 (Rev. 3-2024) Page **2**

must obtain your correct taxpayer identification number (TIN), which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid).
- Form 1099-DIV (dividends, including those from stocks or mutual funds).
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds).
- Form 1099-NEC (nonemployee compensation).
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers).
- Form 1099-S (proceeds from real estate transactions).
- Form 1099-K (merchant card and third-party network transactions).
- Form 1098 (home mortgage interest), 1098-E (student loan interest), and 1098-T (tuition).
- Form 1099-C (canceled debt).
- Form 1099-A (acquisition or abandonment of secured property).

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

Caution: If you don't return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See *What is backup withholding*, later.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued);

2. Certify that you are not subject to backup withholding; or

3. Claim exemption from backup withholding if you are a U.S. exempt payee; and

4. Certify to your non-foreign status for purposes of withholding under chapter 3 or 4 of the Code (if applicable); and

5. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting is correct. See *What Is FATCA Reporting*, later, for further information.

Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien;
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;
- An estate (other than a foreign estate); or
- A domestic trust (as defined in Regulations section 301.7701-7).

Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding. Payments made to foreign persons, including certain distributions, allocations of income, or transfers of sales proceeds, may be subject to withholding under chapter 3 or chapter 4 of the Code (sections 1441–1474). Under those rules, if a Form W-9 or other certification of non-foreign status has not been received, a withholding agent, transferee, or partnership (payor) generally applies presumption rules that may require the payor to withhold applicable tax from the recipient, owner, transferor, or partner (payee). See Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities.

The following persons must provide Form W-9 to the payor for purposes of establishing its non-foreign status.

- In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the disregarded entity.
- In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the grantor trust.
- In the case of a U.S. trust (other than a grantor trust), the U.S. trust and not the beneficiaries of the trust.

See Pub. 515 for more information on providing a Form W-9 or a certification of non-foreign status to avoid withholding.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person (under Regulations section 1.1441-1(b)(2)(iv) or other applicable section for chapter 3 or 4 purposes), do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515). If you are a qualified foreign pension fund under Regulations section 1.897(l)-1(d), or a partnership that is wholly owned by qualified foreign pension funds, that is treated as a non-foreign person for purposes of section 1445 withholding, do not use Form W-9. Instead, use Form W-8EXP (or other certification of non-foreign status).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a saving clause. Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if their stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first Protocol) and is relying on this exception to claim an exemption from tax on their scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include, but are not limited to, interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third-party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester;

2. You do not certify your TIN when required (see the instructions for Part II for details);

3. The IRS tells the requester that you furnished an incorrect TIN;

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only); or

5. You do not certify to the requester that you are not subject to backup withholding, as described in item 4 under "*By signing the filled-out form*" above (for reportable interest and dividend accounts opened after 1983 only).

Form W-9 (Rev. 3-2024) Page 3

Certain payees and payments are exempt from backup withholding. See *Exempt payee code*, later, and the separate Instructions for the Requester of Form W-9 for more information.

See also *Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding*, earlier.

What Is FATCA Reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all U.S. account holders that are specified U.S. persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code*, later, and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you are no longer tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.

• **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note for ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040 you filed with your application.

• **Sole proprietor.** Enter your individual name as shown on your Form 1040 on line 1. Enter your business, trade, or "doing business as" (DBA) name on line 2.

• **Partnership, C corporation, S corporation, or LLC, other than a disregarded entity.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

• **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. Enter any business, trade, or DBA name on line 2.

• **Disregarded entity.** In general, a business entity that has a single owner, including an LLC, and is not a corporation, is disregarded as an entity separate from its owner (a disregarded entity). See Regulations section 301.7701-2(c)(2). A disregarded entity should check the appropriate box for the tax classification of its owner. Enter the owner's name on line 1. The name of the owner entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2. If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, enter it on line 2.

Line 3a

Check the appropriate box on line 3a for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3a.

IF the entity/individual on line 1 is a(n) . . .	THEN check the box for . . .
• Corporation	Corporation.
• Individual or • Sole proprietorship	Individual/sole proprietor.
• LLC classified as a partnership for U.S. federal tax purposes or • LLC that has filed Form 8832 or 2553 electing to be taxed as a corporation	Limited liability company and enter the appropriate tax classification: P = Partnership, C = C corporation, or S = S corporation.
• Partnership	Partnership.
• Trust/estate	Trust/estate.

Line 3b

Check this box if you are a partnership (including an LLC classified as a partnership for U.S. federal tax purposes), trust, or estate that has any foreign partners, owners, or beneficiaries, and you are providing this form to a partnership, trust, or estate, in which you have an ownership interest. You must check the box on line 3b if you receive a Form W-8 (or documentary evidence) from any partner, owner, or beneficiary establishing foreign status or if you receive a Form W-9 from any partner, owner, or beneficiary that has checked the box on line 3b.

Note: A partnership that provides a Form W-9 and checks box 3b may be required to complete Schedules K-2 and K-3 (Form 1065). For more information, see the Partnership Instructions for Schedules K-2 and K-3 (Form 1065).

If you are required to complete line 3b but fail to do so, you may not receive the information necessary to file a correct information return with the IRS or furnish a correct payee statement to your partners or beneficiaries. See, for example, sections 6698, 6722, and 6724 for penalties that may apply.

Line 4 Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.

Exempt payee code.

• Generally, individuals (including sole proprietors) are not exempt from backup withholding.

• Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

• Corporations are not exempt from backup withholding for payments made in settlement of payment card or third-party network transactions.

• Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space on line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

Form W-9 (Rev. 3-2024) Page 4

2—The United States or any of its agencies or instrumentalities.

3—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities.

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities.

5—A corporation.

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or territory.

7—A futures commission merchant registered with the Commodity Futures Trading Commission.

8—A real estate investment trust.

9—An entity registered at all times during the tax year under the Investment Company Act of 1940.

10—A common trust fund operated by a bank under section 584(a).

11—A financial institution as defined under section 581.

12—A middleman known in the investment community as a nominee or custodian.

13—A trust exempt from tax under section 664 or described in section 4947.

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
• Interest and dividend payments	All exempt payees except for 7.
• Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
• Barter exchange transactions and patronage dividends	Exempt payees 1 through 4.
• Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5.[2]
• Payments made in settlement of payment card or third-party network transactions	Exempt payees 1 through 4.

[1] See Form 1099-MISC, Miscellaneous Information, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) entered on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37).

B—The United States or any of its agencies or instrumentalities.

C—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities.

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i).

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i).

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state.

G—A real estate investment trust.

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940.

I—A common trust fund as defined in section 584(a).

J—A bank as defined in section 581.

K—A broker.

L—A trust exempt from tax under section 664 or described in section 4947(a)(1).

M—A tax-exempt trust under a section 403(b) plan or section 457(g) plan.

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, enter "NEW" at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have, and are not eligible to get, an SSN, your TIN is your IRS ITIN. Enter it in the entry space for the Social security number. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner's SSN (or EIN, if the owner has one). If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note: See *What Name and Number To Give the Requester*, later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.SSA.gov*. You may also get this form by calling 800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/EIN*. Go to *www.irs.gov/Forms* to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to *www.irs.gov/OrderForms* to place an order and have Form W-7 and/or Form SS-4 mailed to you within 15 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and enter "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, you will generally have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon. See also *Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding*, earlier, for when you may instead be subject to withholding under chapter 3 or 4 of the Code.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Form W-9 (Rev. 3-2024) Page 5

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see *Exempt payee code*, earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third-party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account) other than an account maintained by an FFI	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account
4. Custodial account of a minor (Uniform Gift to Minors Act)	The minor[2]
5. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
6. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
7. Grantor trust filing under Optional Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))**	The grantor*

For this type of account:	Give name and EIN of:
8. Disregarded entity not owned by an individual	The owner
9. A valid trust, estate, or pension trust	Legal entity[4]
10. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
11. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
12. Partnership or multi-member LLC	The partnership
13. A broker or registered nominee	The broker or nominee
14. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
15. Grantor trust filing Form 1041 or under the Optional Filing Method 2, requiring Form 1099 (see Regulations section 1.671-4(b)(2)(i)(B))**	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

[2] Circle the minor’s name and furnish the minor’s SSN.

[3] You must show your individual name on line 1, and enter your business or DBA name, if any, on line 2. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

* **Note:** The grantor must also provide a Form W-9 to the trustee of the trust.

** For more information on optional filing methods for grantor trusts, see the Instructions for Form 1041.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records From Identity Theft

Identity theft occurs when someone uses your personal information, such as your name, SSN, or other identifying information, without your permission to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax return preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity, or a questionable credit report, contact the IRS Identity Theft Hotline at 800-908-4490 or submit Form 14039.

For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Form W-9 (Rev. 3-2024) Page 6

Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 877-777-4778 or TTY/TDD 800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 800-366-4484. You can forward suspicious emails to the Federal Trade Commission at *spam@uce.gov* or report them at *www.ftc.gov/complaint*. You can contact the FTC at *www.ftc.gov/idtheft* or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see *www.IdentityTheft.gov* and Pub. 5027.

Go to *www.irs.gov/IdentityTheft* to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and territories for use in administering their laws. The information may also be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payors must generally withhold a percentage of taxable interest, dividends, and certain other payments to a payee who does not give a TIN to the payor. Certain penalties may also apply for providing false or fraudulent information.

At Odyssey Trust Company, we take your privacy seriously. When providing services to you, we receive non-public, personal information about you. We receive this information through transactions we perform for you or an issuer in which you hold securities, from enrolment forms and through other communications with you. We may also receive information about you by virtue of your transactions with affiliates of Odyssey Trust Company or other parties. This information may include your name, social insurance number, securities ownership information and other financial information. With respect to both current and former customers, Odyssey Trust Company does not share non-public personal information with any non-affiliated third party except as necessary to process a transaction, service your account or as permitted by law. Our affiliates and outside service providers with whom we share information are legally bound not to disclose the information in any manner, unless permitted by law or other governmental process. We strive to restrict access to your personal information to those employees who need to know the information to provide our services to you, and we maintain physical, electronic, and procedural safeguards to protect your personal information. Odyssey Trust Company realizes that you entrust us with confidential personal and financial information, and we take that trust very seriously. By providing your personal information to us and signing this form, we will assume, unless we hear from you to the contrary, that you have consented and are consenting to this use and disclosure. A complete copy of our Privacy Code may be accessed at www.odysseytrust.com, or you may request a copy in writing Attn: Chief Privacy Officer, Odyssey Trust Company at 350 – 409 Granville St, Vancouver, BC, V6C 1T2.

The Depositary is:

ODYSSEY TRUST COMPANY

By Mail, Hand or Courier

Trader’s Bank Building

702 – 67 Yonge Street

Toronto ON M5E 1J8

Attention: Corporate Actions

Telephone: (587) 885-0960 or toll-free within US

and Canada 1 (888) 290-1175

E-Mail: corp.actions@odysseytrust.com

Any questions and requests for assistance may be directed by shareholders to the Depositary at the telephone numbers and locations set out above.